Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

02060094

21 November 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 12/2

FILE NO. 82-5205

BRAMBLES TRADING UPDATE FOR THE FOUR MONTHS ENDED 31 OCTOBER 2002

MAIN POINTS

- Brambles EBITA (earnings before interest, tax and goodwill amortisation) from continuing businesses for the four months to 31 October (at constant exchange rates), down by 9% compared with same period last year.

- CHEP in the Americas EBITA up 22% with major improvement programme in CHEP USA being successfully executed.

- In CHEP Europe comprehensive review completed by new management; restructuring programme to fundamentally improve performance now underway:

    - CHEP Europe EBITA significantly down from last year.

    - One-off exceptional charge for reorganisation of approximately £85 million (A$238 million) to be taken over 2.5 years, with cash payback in 18 months.

    - First beneficial impact of reorganisation on CHEP Europe profits will occur next financial year; results thereafter should continue to improve with additional benefits from this programme as well as revenue growth.

- CHEP in other markets performing strongly.

- Recall continuing to grow organically and through acquisition.

- Cleanaway performing steadily.

For the full year Brambles group EBITA from continuing businesses (before restructuring costs) is now expected to be below earlier expectations. Cash generation, however, will remain strong.

COMMENTARY

After the merger in August 2001, which brought all the Brambles businesses under one unified management, a comprehensive review was commenced at CHEP and the management team strengthened with the appointment of Victor Mendes as CHEP's CEO in March 2002. While the review confirmed CHEP as a unique, profitable business with good growth prospects, it also identified a number of legacy issues in its US and European operations.

The strong push for revenue growth in the past several years had led to an increasingly large investment in pallet stocks, an expansion in the number of small drop points and an increasing flow of pallets to non-participating distributors (NPDs). These resulted in lower asset utilisation and reduced margins.

CHEP IN THE AMERICAS

These issues were addressed in CHEP USA with a major and focused improvement programme which began in early 2002.

The programme included the completion of a new contract with Wal*Mart, a new pricing model for costly NPD deliveries, and a totally restructured service centre (depot) network with a drive for associated improvements in transport and pallet collection costs.

The programme is being executed effectively and we are already seeing margin improvements, a resumption of profit growth and reduction in capital expenditure. We have also now completed the implementation of the new SAP system four months ahead of schedule.

As a result, EBITA in CHEP in the Americas in the four months to the end of October was up by 22% compared with the same period last year after charging an additional one-off cost of £4.5 million (A$13 million) associated with the SAP implementation.

For the full year, and even after charging the remaining £8 million (A$22 million) one-off cost relating to completion of the service centre consolidation programme, the performance of CHEP in the Americas should continue to be strong, driven by the ongoing successful execution of the improvement programme in the USA.

CHEP EUROPE

As with CHEP's operations in the USA, CHEP Europe is a fundamentally strong and profitable business which has delivered good returns and consistent growth over many years.

CHEP Europe has however operated a country based management structure with different business processes in each country. Although this was appropriate in the early days of CHEP Europe, a major negative outcome has been the growth in the number of excess pallets in the European pool. This has led to lower asset utilisation and reduced revenue and margins. The structure has also become more costly, less efficient and less customer friendly as the single European market has evolved.

Following Victor Mendes' appointment as CHEP's global CEO, Mark Luby was appointed President of CHEP's European businesses in July this year. Mark successfully ran CHEP Asia Pacific for the previous 5 years.

FILE NO. 82-520

To address these issues, Mark's new management team is reorganising and refocusing CHEP Europe through the creation of a new pan European organisation structure. The team is implementing a reorganisation plan which includes:

- An accelerated programme to recover and relocate pallets;

- Standardisation and streamlining of business processes across Europe;

- Reconfiguration of service centres and transportation logistics;

- A new pricing model to align prices more closely with activities and costs; and

- A focus on improving customer service to clearly differentiate CHEP's service offering.

The reorganisation programme at CHEP Europe is estimated to cost approximately £85 million (A$238 million). The cost will be shown in the accounts as an operating exceptional item under UK GAAP and as a significant item under Australian GAAP. Approximately 50% of the cost will be charged to the profit and loss account this year, 35% next year with the balance, all relating to the collection and relocation of pallets, in the financial year to 30 June 2005.

Approximately £45 million (A$126 million) of the cost will be in cash, and is related to the one-off collection and relocation of excess pallets under the new pan European structure. This initiative is expected to produce cash benefits through a reduction in capital expenditure starting in the current financial year. The completion of this element of the reorganisation will take about 30 months. Consequent savings in capital expenditure over this 30 month period are expected to exceed £100 million (A$280 million), with a positive net cash impact in the current financial year.

The remaining £40 million (A$112 million) of the reorganisation costs relate to key process efficiencies, cost reduction and the other issues noted earlier. Approximately £35 million (A$98 million) of these costs will be cash with an expected cash payback of 2.5 years.

The overall impact of this reorganisation on the results of CHEP Europe will commence with a benefit to profits of £15 million (A$42 million) in the next financial year, and a further £15 million (A$42 million) in the following year.

In terms of current performance, profits of CHEP Europe in the first four months of the year were 33% lower than last year, including a £4 million (A$11 million) abnormal cost associated with a number of service centre fires which are being investigated by the authorities. Excluding this abnormal cost, the EBITA of CHEP Europe in this period was 23% lower than the same period last year. For the full year and excluding the exceptional cost of restructuring, CHEP Europe's profits are forecast to be similarly lower than last year.

Factors which are impacting CHEP Europe's lower performance this year include a timing delay in the start up of new contracts, an increase in the volume of pallet repatriations from the UK to the continent, and a higher than anticipated level of pallet collection activity.

Following the reorganisation programme, CHEP Europe will be operating with lower costs, a focused pan European operation and management structure and will have enhanced competitive advantage through improved customer service and scale. It is also expected to grow revenue and increase margins and profits from this lower cost base.

FILE NO. 82-5205

OTHER BUSINESSES

In Brambles other continuing businesses, Cleanaway is performing steadily and, notwithstanding the state of the German economy, the business is tracking last year's performance. Recall is continuing to grow and while Industrial Services was impacted by the bankruptcy of a customer, its profits are holding at last year's level. Interlake continues to suffer from the decline in its market. Brambles Shipping was sold in October.

SUMMARY

In summing up the Group's current trading and outlook, Chief Executive Officer Sir CK Chow said "We have high quality businesses and a clear strategy. We have faced up to the issues arising from our CHEP reviews and have now set the foundation for a revitalised company. The actions we have taken to focus on value creation and in improving use of capital will result in a much stronger Brambles."

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries	Edna Carew	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.